February 4, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Amit Pande:

As requested in your letter dated January 29, 2009, on February 8, 2008 we filed an amended Form 8-K to provide pro forma statements that comply with Article 11 of Regulation S-X reflecting the impact of the company’s participation in the TARP program.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review this filing, please advise me if you have any additional questions.

Sincerely,
/s/ Christine M. Rush
Christine M. Rush
Executive Vice President &
Chief Financial Officer

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2544•FAX: 301-430-2545